SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis makes an open offer to increase stake in Novartis India Ltd.

This release is neither an offer to purchase nor a solicitation of an offer to sell shares of Novartis India Ltd.

Basel, Switzerland, March 25, 2009 – Novartis announced today a tender offer to acquire an additional stake of up to approximately 39% in its majority-owned Indian subsidiary, Novartis India Ltd., from public shareholders at a price of Rs 351 per share.

Successful completion of this offer (assuming full acceptance) would raise the stake of Novartis in its Indian subsidiary to nearly 90% from the current level of 50.9%. The offer represents a total value of up to Rs 4.4 billion (or approximately USD 87 million).

A public announcement is being published in India as required by law. The offer for these shares, which are traded on the Bombay Stock Exchange, is expected to open in May 2009 and is subject to regulatory approvals.

The offer by Novartis AG, a Group subsidiary, has been made at a premium of 27% to the closing share price of Rs 275.6 of Novartis India Ltd. on March 24, which was the last trading day before this announcement. It also represents a premium of 35% over Novartis India Ltd.’s average share price during the last month.

Disclaimer

This release contains certain forward-looking statements relating to the proposed acquisition by Novartis of shares in Novartis India Ltd. and to the respective businesses of Novartis and Novartis India Ltd. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “expected”, “will”, “estimated”, “would”, “could”, “potential”, “may”, “opportunities”, “pipeline”, “further advance” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. You should not place undue reliance on these statements. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of Novartis India Ltd. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a formal offer by Novartis. Shareholders are strongly advised to read the terms of the offer carefully when they are available because they will contain important information. Neither the offer to purchase will be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction’s laws.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, preventive vaccines, diagnostic tools, cost-saving generic pharmaceuticals, and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,700 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com

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Novartis Media Relations

Central media line: +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 25, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting